SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2013
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release  issued by G. Willi-Food International Ltd. (“Registrant”) on May 8, 2013.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: May 8, 2013	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q1 2013 OPERATING PROFIT UP 94% FROM Q1 2012

2013 Q1 Sales up 23% over 2012 Q1 Sales; 2013 Q1 Gross Profit up 36% over Q1 2012 Gross Profit

YAVNE, Israel – May 8, 2013 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter Fiscal 2013 Highlights

•	Sales increased 23.0% from first quarter of 2012 to NIS 90.6 million (US$ 24.8 million)
•	Gross profit increased 36.4% from first quarter of 2012 to NIS 21.4 million (US$ 5.9 million), or 23.6% of sales
•	Operating income increased 94.2% from first quarter of 2012 to NIS 9.2 million (US$ 2.5 million), or 10.1% of sales
•	Net income increased 70.8% from first quarter of 2012 to NIS 8.3 million (US$ 2.3 million), or 9.1% of sales
•	Earning per share of NIS 0.64 (US$ 0.18) compared to earning per share of NIS 0.37 (US$ 0.10) in the first quarter of 2012
•	Cash and securities balance (net of short-term bank debt) of NIS 196.5 million (US$ 53.9 million) as of March 31, 2013

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

First Quarter Fiscal 2013 Summary

Sales for the first quarter of 2013 increased by 23.0% to NIS 90.6 million (US$ 24.8 million) from NIS 73.7 million (US$ 20.2 million) recorded in the first quarter of 2012. Sales increased in the first quarter of 2013 primarily due to the introduction of new products in recent quarters and increased sales and promotion activities initiated during the first quarter of 2013.

Gross profit for the first quarter of 2013 increased by 36.4% to NIS 21.4 million (US$ 5.9 million) compared to NIS 15.7 million (US$ 4.3 million) recorded in the first quarter of 2012. First quarter gross margin was 23.6% compared to gross margin of 21.3% for the same period in 2012. The increase in gross margin in the first quarter of 2013 was primarily due to the introduction of new higher-margin products in recent quarters, increased sales of existing higher-margin products and the strengthening of the NIS versus the U.S. dollar and Euro. In addition, gross margins in the first quarter of 2012 were affected by a national protest against the cost of food products that resulted in price reductions of certain products. There was no comparable price pressure in the first quarter of 2013.

Willi-Food’s operating income for the first quarter of 2013 increased by 94.2% to NIS 9.2 million (US$ 2.5 million) compared to NIS 4.7 million (US$ 1.3 million) recorded in the first quarter of 2012. Selling expenses increased by 9.4% from the comparable quarter of 2012, primarily due to an increase in promotion expenses as well as vehicles and transport expenses, which increased due to the incremental increase in sales. Selling expenses as a percentage of sales decreased in the first quarter of 2013 to 8.3% compared to 9.4% in the first quarter of 2012. General and administrative expenses increased by 13.4% from the first quarter of 2012, primarily due to an increase in management profit-related bonuses. General and administrative expenses as a percentage of sales decreased in the first quarter of 2013 to 5.2% from 5.6% in the first quarter of 2012.

Willi-Food’s income before taxes for the first quarter of 2013 increased by 66.7% to NIS 10.9 million (US$ 3.0 million) compared to NIS 6.6 million (US$ 1.8 million) recorded in the first quarter of 2012.

Willi-Food's net income in the first quarter of 2013 increased by 70.8% to NIS 8.3 million (US$ 2.3 million), or NIS 0.64 (US$ 0.18) per share, from NIS 4.8 million (US$ 1.3 million), or NIS 0.37 (US$ 0.10) per share, recorded in the first quarter of 2012.

Willi-Food ended the first quarter of 2013 with NIS 196.5 million (US$ 53.9 million) in cash and securities net from short-term debt. Willi-Food's shareholders' equity at the end of March 2013 was NIS 342.1 million (US$ 93.8 million).

Business Outlook

Mr. Zwi Williger, Chairman of Willi-Food commented, “We are very pleased to report another robust quarter with strong organic sales growth of 23 percent and operating income up 94 percent. We achieved these results by continuing to expand sales volume of our higher-margin products to new and existing customers. With sales increases in all of our business segments, we were able to achieve one of the highest quarterly sales and operating profit in the Company’s history.  As we see consumer demand for kosher foods continuing to increase, we believe that our strategy to introduce higher-margin products targeted to health-conscious and kosher consumers is paying off, and we look forward to additional growth and high margins for the remainder of 2013.”

Mr. Williger continued, “The expansion of our kosher product line in recent quarters has included different kinds of cheeses (such as monchego, mozzarella, emmental, and iberico), a new line of ice-cream, frozen pizza, frozen pastries, freeze dried instant coffee and a new line of Del-Monte products. These and other new great-tasting, higher margin food products, developed together with our suppliers, have enabled us to deliver increased sales and improved margins. Moreover, we are able to differentiate our company through our success by becoming a high margin business in a low margin industry. We expect to launch additional new products in the remainder of 2013.”

Mr. Williger added, “In addition, we have expanded our sales of existing products, many of which were introduced over the last few years, thanks in part to our continued promotion and hard sale activities, which we believe create broad consumer awareness of our new and existing products and expand our customer base.  While increasing sales of both new and existing products, we have also controlled our SG&A expense growth, contributing to our profitability.”

“We believe that our strategy has proven successful,” concluded Mr. Williger.  “Willi-Food is meeting the growing demand for innovative kosher products by both kosher and health-conscious consumers.  We do not intend to rest on our success, however.  Rather, we intend to reinvest in innovation in order to mazimize our profitability and create additional long-term value for our shareholders.”

Conference Call

The Company will host a conference call to discuss results on Wednesday, May 8, 2013 at 11:00 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-8418 (US), or 1-480-629-9809 (International), approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:

http://public.viavid.com/index.php?id=104634

A replay of the conference call will be available for 14 days from 2:00 PM Eastern time on May 8, 2013 through 11:59 PM Eastern time on May 22, 2013 by dialing 1-877-870-5117 (US), or 1-858-384-5517 (International), access code 4617957.  In addition, a recording of the call will be available via the following link for one year:

http://public.viavid.com/reports/eventparticipantreporttab.php?id=o5ampZqb

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2013, U.S. $1.00 equals NIS 3.648. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month ended March 31, 2013 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	March 31,	December 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	59,643	57,563	16,350	15,779
Financial assets carried at fair value through profit or loss	136,835	158,810	37,510	43,533
Trade receivables	83,958	71,340	23,015	19,556
Other receivables and prepaid expenses	2,175	5,988	596	1,641
Inventories	43,792	49,270	12,004	13,506
Total current assets	326,403	342,971	89,475	94,015

Non-current assets
Property, plant and equipment	64,563	63,022	17,698	17,276
Less -Accumulated depreciation	22,268	21,394	6,104	5,865
	42,295	41,628	11,594	11,411

Other receivables and prepaid expenses	507	62	139	19
Goodwill	36	36	10	10
Deferred taxes	245	20	67	5
Total non-current assets	43,083	41,746	11,810	11,445
	369,486	384,717	101,285	105,460

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	19	9,930	5	2,722
Trade payables	18,359	27,268	5,033	7,475
Employees Benefits	1,761	1,659	483	455
Accruals	-	3,446	-	945
Current tax liabilities	1,937	2,117	531	580
Other payables and accrued expenses	4,766	5,955	1,307	1,632
Total current liabilities	26,842	50,375	7,359	13,809

Non-current liabilities
Employees Benefits	581	581	159	159
Total non-current liabilities	581	581	159	159

Shareholders' equity
Share capital NIS 0.10 par value (authorized - 50,000,000 shares, issued and outstanding - 12,974,245 shares at March 31, 2013; (12,974,245 shares at December 31, 2012)	1,444	1,444	396	396
Additional paid in capital	129,902	129,897	35,609	35,608
Capital fund	247	247	68	68
Foreign currency translation reserve	686	639	188	175
Treasury shares	(10,843)	(10,843)	(2,972)	(2,972)
Retained earnings	220,627	212,377	60,479	58,217
	342,063	333,761	93,767	91,492
	369,486	384,717	101,285	105,460

(*)           Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	(in thousands, except per share and share data)

Sales	90,585	73,651	24,831	20,189
Cost of sales	69,196	57,975	18,968	15,892

Gross profit	21,389	15,676	5,863	4,297

Selling expenses	7,542	6,897	2,067	1,891
General and administrative expenses	4,668	4,120	1,280	1,129
Other Income	-	(66)	-	(18)

Total operating expenses	12,210	10,951	3,347	3,002

Operating income	9,179	4,725	2,516	1,295

Financial income	2,639	2,014	723	552
Financial expense	898	188	246	52

Income before taxes on income	10,920	6,551	2,993	1,795

Taxes on income	2,670	1,723	731	472

Profit for the period	8,250	4,828	2,262	1,323

Earnings per share data:
Earnings per share:

Earnings per share

Basic earnings per share	0.64	0.37	0.18	0.10

Diluted earnings per share	0.64	0.37	0.18	0.10

Shares used in computation of basic EPS	12,974,245	12,987,367	12,974,245	12,987,367

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	(in thousands)

Cash flows - operating activities
Profit from continuing operations	8,250	4,828	2,262	1,323
Adjustments to reconcile net income to net cash from continuing operating activities (Appendix)	(14,963)	(19,793)	(4,101)	(5,426)

Net cash used in continuing operating activities	(6,713)	(14,965)	(1,839)	(4,103)

Net cash from discontinuing operating activities	-	-	-	-

Cash flows - investing activities
Acquisition of property plant and equipment	(4,395)	(281)	(1,205)	(77)
Additions to long term other receivables	(445)	-	(122)	-
Proceeds from purchase of marketable securities, net	23,544	7,639	6,454	2,094

Net cash from continuing investing activities	18,704	7,358	5,127	2,017

Net cash from discontinued investing activities	-	13,500	-	3,701

Cash flows - financing activities
Investment in treasury stocks	-	(702)	-	(192)
Short-term bank credit, net	(9,911)	-	(2,717)	-

Net cash used in continuing financing activities	(9,911)	(702)	(2,717)	(192)
Net cash from discontinued financing activities	-	-	-	-

Increase in cash and cash equivalents	2,080	5,191	571	1,423

Cash and cash equivalents at the beginning of the financial year	57,563	34,661	15,779	9,501

Cash and cash equivalents of the end of the financial year	59,643	39,852	16,350	10,924

(*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments to reconcile net income to net cash from operating activities

	Three months ended March 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
	NIS		US dollars (*)
	(in thousands)

Deferred income taxes	(225)	187	(62)	51
Unrealized loss gain on marketable securities	(1,569)	(868)	(430)	(238)
Depreciation and amortization	1,011	873	277	239
Capital gain on disposal of property	-	(66)	-	(18)
Employees benefit, net	-	123	-	34
Stock based compensation reserve	5	37	1	10

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(9,565)	(17,114)	(2,622)	(4,691)
Decrease (increase) in inventories	5,478	(1,520)	1,503	(417)
Increase in trade and other payables, and other current liabilities	(10,098)	(1,445)	(2,768)	(396)

	(14,963)	(19,793)	(4,101)	(5,426)

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.